ACE Limited
Bärengasse 32	Phone: +41 43 456 76 00
CH-8001 Zurich	Philip.Bancroft@acegroup.com
Switzerland	www.acegroup.com

Philip V. Bancroft

Chief Financial Officer

May 9, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

USA

RE: ACE Limited

Form 10-K for the Year Ended December 31, 2013

Filed on February 28, 2014

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated April 28, 2014, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments on the 2013 Form 10-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q.

In the sample disclosure below, we revised the information included in our 2013 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Any sample disclosure that was added in response to the Staff’s comments is set forth in bold italics type.

Notes to Consolidated Financial Statements

Note 1: Summary of significant accounting policies

c) Deferred policy acquisition costs and value of business acquired, page F-10

1.	Please explain to us:

•	How your amortization of policy acquisition costs on traditional long-duration contracts over the estimate life of the contracts, generally in proportion to premium revenue recognized, incorporates methods that include the same assumptions used in estimating your liability for future policy benefits as required by ASC 944-30-35-3.

•	Whether, as your disclosure appears to indicate, you amortize/review for recoverability deferred direct response advertising costs separately from other deferred policy acquisition costs, and if so, how doing so and amortizing these costs over the expected economic future benefit period complies with ASC 944-30.

In establishing liabilities for future policy benefits, we consider assumptions such as estimates of expected mortality, morbidity and terminations. Consistent with the requirements of ASC 944-30-35-3, our amortization of deferred policy acquisition costs is based upon the same assumptions used in estimating the liability for future policy benefits.

Direct-response advertising costs are not capitalized, amortized, or assessed for recoverability separately from deferred policy acquisition costs. In future filings, we propose to revise the deferred policy acquisition costs note to the consolidated financial statements in our Form 10-K. Revisions to the disclosure related to these matters are illustrated below.

c) Deferred policy acquisition costs and value of business acquired

…Policy acquisition costs on traditional long-duration contracts are amortized over the estimated life of the contracts, generally in proportion to premium revenue recognized based upon the same assumptions used in estimating the liability for future policy benefits….

…For individual direct-response marketing campaigns that we can demonstrate have specifically resulted in incremental sales to customers and such sales have probable future economic benefits, incremental costs directly related to the marketing campaigns are capitalized as deferred policy acquisition costs. Deferred policy acquisition costs, including ~~D~~deferred marketing costs, are reviewed regularly for recoverability from future income, including investment income, and amortized in proportion to premium revenue recognized primarily over a ten-year period, the expected economic future benefit period, based upon the same assumptions used in estimating the liability for future policy benefits….

Schedules

General, page F-82

2.	Please provide us a proposed Schedule III for supplementary insurance information by segment as required by Items 7-05 and 12-16 of Regulation S-X to be included in further periodic reports. Otherwise please tell us where you have disclosed this information. In this regard, the statements of operations information appears to be disclosed in your segment footnote, but the balance sheet information does not.

We acknowledge the Staff’s observation regarding the inclusion of statement of operations information in our segment footnote. Regarding balance sheet information, we note that footnote 1 to Rule 12-16 of Regulation S-X, which prescribes the presentation of Schedule III, requires that these disclosures be based on the segments required by US GAAP. US GAAP does not require the creation of balance sheet information if it is not prepared for internal use. ASC 280-10-50-26 states, “If no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed.” We thus believe our disclosures in Note 15: Segment information comply with US GAAP, because all of our balance sheet information is maintained by legal entity for statutory reporting purposes, and we do not prepare any balance sheet information on a reportable segment basis which could be used as the basis of the information requested in columns B through E of Schedule III. Accordingly, we respectfully propose to not include Schedule III or change our segment footnote where we acknowledge that, “Underwriting assets are reviewed in total by management for purposes of decision-making. Other than goodwill and other intangible assets, ACE does not allocate assets to its segments.”

Schedule IV

Supplemental Information concerning Reinsurance, page F-86

3.	The information you provide in this schedule is presented in aggregate. Please provide us a proposed revised schedule to be included in future periodic reports that disaggregates your information separately for:

•	Life insurance;

•	Accident and health insurance; and

•	Property and liability insurance.

Otherwise, tell us where you have disclosed this information or why it is not required. See Items 7-05 and 12-17 of Regulation S-X.

We propose revising our current Schedule IV table to include information by insurance product starting with our Form 10-K for December 31, 2014. Below is how the revised table would have looked in our Form 10-K for December 31, 2013.

Premiums Earned

For the years ended December 31, 2013, 2012, and 2011 (in millions of U.S. dollars, except for percentages)	Direct Amount	Ceded To Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
2013
Property and Casualty	$14,286	$5,160	$3,015	$12,141	25%
Accident and Health	3,885	486	168	3,567	5%
Life	685	76	296	905	33%
Total	$18,856	$5,722	$3,479	$16,613	21%
2012
Property and Casualty	$13,395	$4,918	$2,788	$11,265	25%
Accident and Health	3,751	442	190	3,499	5%
Life	656	67	324	913	35%
Total	$17,802	$5,427	$3,302	$15,677	21%
2011
Property and Casualty	$13,282	$5,052	$2,822	$11,052	26%
Accident and Health	3,692	393	172	3,471	5%
Life	560	51	355	864	41%
Total	$17,534	$5,496	$3,349	$15,387	22%

*****

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Kei Nakada – Staff Accountant,

Mark Brunhofer – Senior Staff Accountant

Michael J. McColgan – PricewaterhouseCoopers LLP